EXHIBIT 21.1

List of Subsidiaries of Memec, Inc.

Subsidiary	Jurisdiction of Incorporation
Memec Group Holdings Limited	England and Wales
Memec Holdings Limited	England and Wales
Memec Group Limited	England and Wales
Memec Overseas Holding Limited	England and Wales
Memec Japan KK	Japan
Memec Holdings BV	The Netherlands
Memec (Asia Pacific Holdings) Limited	Hong Kong
Memec (Asia Pacific) Limited	Hong Kong
Memec US Holdings Inc.	Delaware
Memec LLC	Delaware
Unique Semiconductor Technologies LLC	California
Insight Electronics LLC	Delaware
Triangle Receivables Funding LLC	Delaware
Memec Electronics Components (AP) Limited	Hong Kong
Memec Europe Limited	England and Wales